Exhibit 12.1

	For the years ended December 31,
€m’s	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations	(79)	(77)	(579)	(360)	(297)

Add Fixed charges:
Interest expense (1)	480	412	401	396	359
Exceptional financial expense	165	13	171	125	12
Interest portion of rent expense	13	11	11	11	12
Total adjusted income for payment of fixed charges	579	359	4	172	86

Fixed charges:
Interest expense (1)	480	412	401	396	359
Exceptional financial expense	165	13	171	125	12
Interest portion of rent expense	13	11	11	11	12
Fixed charges:	658	436	583	532	383
Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1) Interest expense is inclusive of amortization on deferred finance costs

(2) The ratio coverage was less than 1:1 in each of the years as noted below.  The registrant would have needed to generate additional earnings as noted below to achieve a coverage of 1:1 in each year, respectively.

For the years ended December 31,
2016	2015	2014	2013	2012

79	77	579	360	297